

ALEXCO ANNOUNCES SECOND QUARTER 2022 RESULTS
(All amounts in CDN$ unless otherwise indicated)

August 11, 2022 - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the **"Company")** today reports financial results for the three and six month periods ended June 30, 2022 ("**Q1 2022**" and "**YTD 2022**") compared to the three and six month periods ended June 30, 2021 ("**Q2 2021**" and "**YTD 2021**").

Acquisition by Hecla Mining Company

o On July 4, 2022, the Company entered into a definitive agreement with Hecla Mining Company ("**Hecla**"), as assigned and amended (the "**Arrangement Agreement**"), pursuant to which 1080980 B.C. Ltd. ("**108**"), a subsidiary of Hecla, will acquire all of the outstanding common shares of Alexco that 108 does not already own (the "**Arrangement**"). Each outstanding common share of Alexco will be exchanged for 0.116 of a share of Hecla common stock. The acquisition is subject to approvals by Alexco securityholders, as well as applicable regulatory approvals and the satisfaction or waiver of customary closing conditions. The board of directors of Alexco and Hecla have both unanimously approved the transaction.

Corporate

o The Company reported revenues of $3,952,000 for Q2 2022 compared to $7,939,000 for Q2 2021. Mining operations revenue, net of streaming payments related to the Wheaton Precious Metals Corp. ("**Wheaton")** silver purchase agreement ("**SPA**"), in Q2 2022 was $3,528,000 and was derived from concentrate sales from ore sourced from the Bermingham and Flame & Moth mines. In Q2 2022, the Company also recognized reclamation management revenue of $424,000.

o The Company recorded a write-down of mineral properties, plant and equipment of $97,048,000 during Q2 2022. As at June 30, 2022, indicators of impairment were identified, and the carrying value of the Keno Hill cash generating unit ("**Keno Hill CGU**") was compared with its recoverable amount. The recoverable amount of the Keno Hill CGU was determined by management based on the fair value less costs of disposal ("**FVLCD**") method using the implied value of Alexco based on the agreed transaction value with Hecla. Management assessed that the Keno Hill CGU carrying value exceeded its FVLCD and a write-down of mineral properties, plant and equipment was recognized.

o The Company reported a net loss of $95,062,000 for Q2 2022 which was primarily attributable to a write-down of mineral properties, plant and equipment and a gross loss from mining operations, partially offset by a gain on sale of mineral property rights related to the McQuesten mineral property and a fair value gain on the embedded derivative asset related to the Wheaton SPA. A net loss of $2,748,000 for Q2 2021 was primarily from ramp-up related costs at Keno Hill and general and administrative costs.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **1** | P a g e
Canada



- The Company reported an adjusted net loss of $4,269,000 for Q2 2022 compared to $2,548,000 for Q2 2021. The adjusted net loss excludes the amounts recorded with respect to the fair value adjustment on the embedded derivative asset related to the Wheaton SPA and the non-cash write-down of mineral properties, plant and equipment (see "Non-GAAP Measures" in the MD&A for the three and six month periods ended June 30, 2022).

- The Company reported an operating loss of $105,662,000 for Q2 2022 compared to $2,489,000 for Q2 2021. The operating loss for Q2 2022 was related to a write-down of mineral properties, plant and equipment and a gross loss from mining operations.

- The Company's cash and cash equivalents as at June 30, 2022 totaled $8,901,000 compared to $9,933,000 as at December 31, 2021, while net working capital totaled $(6,368,000) compared to $1,389,000 as at December 31, 2021 (see "Non-GAAP Measures" in the MD&A for the three and six month periods ended June 30, 2022). The Company's restricted cash and deposits as at June 30, 2022 totaled $2,998,000 compared to $2,990,000 as at December 31, 2021.

Mine Operations and Exploration

- During the quarter, ramp-up of mining activity at Keno Hill continued to progress with underground development performance aided by improved equipment availability (versus Q1 2022) at both the Flame & Moth and Bermingham mines. Similarly, the District Mill saw improved throughput and metallurgical performance in the same period. Underground advance at Bermingham reached the 1120 level, where the upper portion of the high-grade Bear Zone has been cross-cut with two ore faces and predictive block model grades of 1,900 – 2,000 grams per tonne silver appear to be well supported or exceeded in mine based rib and face assays.

- While the underground performance improvements were notable, and the demonstrated supply of 150-250 tonnes per day of ore to the mill has been important, the rate of improvement in the advance of underground development remained insufficient to achieve the necessary number of production headings to sustain 400 tonnes per day feed to the mill before the end of 2022. To rectify this imbalance, in June, the Company elected to temporarily suspend milling operations to focus all efforts on advancing underground development, which saw a combined total of 150 meters of underground development in the Bermingham and Flame & Moth mines in the month of July.

- Surface exploration began with two drills in May with focus in the vicinity of the historic Silver King mine and the Coral Wigwam area, approximately 800 meters along structural trend from the Bermingham Mine. Early indications from shallow geology-defining drill holes in the Coral Wigwam area have identified a structural geology framework potentially similar to that which exists in the area of the Bermingham deposit.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   2 | P a g e
Canada



Other Activities

o   On April 13, 2022, the Company completed a non-brokered private placement offering with an affiliate of Hecla for 7,473,495 common shares at a price of $1.75 per share, resulting in gross proceeds of $13,078,616.

o   On April 28, 2022, the Company received a further prepayment of US$5,000,000 under the unsecured revolving credit facility (the "Facility") with its offtaker. During Q2 2022, the Company repaid US$2,500,000 plus applicable interest and standby fees. Subsequent to period end, the Company repaid the entire outstanding balance of the Facility.

o   On April 29, 2022, the Company sold to Victoria Gold Corp. ("Victoria") all of its rights, benefits and interests in and to the remaining option consideration payable to Alexco by Banyan Gold Corp. ("Banyan") under the option agreement with Banyan in exchange for 447,142 shares of Victoria. On May 4, 2022, the Victoria shares were sold for net proceeds of $6,000,000 after selling costs and commissions.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **3** | P a g e
Canada



Key Performance Metrics

Operations	Q2 2022	Q1 2022	YTD 2022
Ore tonnes mined	10,910	8,092	19,002
Ore tonnes milled	12,318	7,609	19,927
Mill throughput (tonnes per operating day)[1]	397	317	362
Ore tonnes stockpiled	0	1,849	0
Underground development meters	302	81	383
Head grade			
Silver (grams per tonne ("g/t"))	515	357	454
Lead	1.4%	1.1%	1.3%
Zinc	2.6%	2.4%	2.5%
Recoveries			
Silver	94%	93%	94%
Lead in lead concentrate	81%	87%	83%
Zinc in zinc concentrate	74%	63%	70%
Concentrate production and grades			
Lead concentrate produced (tonnes)	351	227	578
Silver grade (g/t)	15,817	10,369	13,681
Lead grade	40%	33%	38%
Zinc concentrate produced (tonnes)	499	247	746
Silver grade (g/t)	760	774	765
Zinc grade	48%	47%	48%
Contained metal in concentrate produced			
Silver (ounces)	190,930	81,725	272,655
Lead (pounds)	312,778	165,086	477,864
Zinc (pounds)	532,200	255,515	787,715

Financials *(expressed in thousands of Canadian dollars,* *except per share amounts)*	Q2 2022	Q1 2022	YTD 2022
Revenues – Mining operations	3,528	2,052	5,580
Revenues – Reclamation management	424	744	1,168
Operating Loss	(105,662)	(6,251)	(111,913)
Adjusted Loss Before Taxes[2]	(4,576)	(6,140)	(10,716)
Cash and cash equivalents	8,901	5,637	8,901
Net Working Capital[2]	(6,368)	(7,070)	(6,368)
Adjusted Net Loss[2]	(4,269)	(5,702)	(9,971)
Net Loss	(95,062)	(11,314)	(106,376)
Shareholders			
Basic and diluted net income (loss) per common share	(0.59)	(0.07)	(0.67)
Adjusted basic and diluted loss per common share[2]	(0.03)	(0.04)	(0.06)
Total assets[3]	132,206	212,461	132,206
Total non-current liabilities	6,399	6,559	6,399

1. *Mill throughput (tonnes per operating day) is based on the number of days that the mill was operational during the period. The mill was operational for 31 days and 62 days during Q2 2022 and Q2 2021 and for 55 days and 98 days during YTD 2022 and YTD 2021, respectively.*

2. *See "Non-GAAP Measures" in the MD&A for the three and six month periods ended June 30, 2022.*

3. *Total assets decreased primarily due to a write-down of mineral properties, plant and equipment*

4. *Sum of quarters may not add up to the yearly totals due to rounding.*

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **4** | P a g e
Canada



Qualified Persons

The disclosure in this news release of scientific and technical information has been reviewed and approved Sebastien D. Tolgyesi, P.Eng., P.Geo., Keno Hill Operations Manager, who is a Qualified Persons as defined by National Instrument 43-101 – *Standards of Disclosure for Mineral Projects.*

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver mines in the world. Alexco started concentrate production and shipments in 2021 and is currently advancing Keno Hill toward steady state production. Upon reaching commercial production, Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: (778) 945-6577
Email: info@alexcoresource.com

Website: www.alexcoresource.com

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   5 | P a g e
Canada



Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the consummation and timing of the Arrangement, approval of the Arrangement by securityholders, the satisfaction of the conditions precedent to the Arrangement, timing, receipt and anticipated effects of court, regulatory and other consents and approvals, statements with respect to the future remediation and reclamation activities, future mineral exploration including the potential structural geology of mineral properties, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, estimated production headings through the remainder of 2022, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, and requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors, which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and Hecla to obtain the necessary regulatory, court, securityholder, and other third-party approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all, may result in the Arrangement not being completed on the proposed terms, or at all; changes in laws, regulations and government practices; if a third party makes a Superior Proposal (as defined in the Arrangement Agreement), the Arrangement may not be completed and the Company may be required to pay the Termination Fee; if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of the Arrangement could have an impact on the Company's current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumptions as to the ability of Alexco and Hecla to receive, in a timely manner and on satisfactory terms, the necessary regulatory, Court, securityholder and other third party approvals, the satisfaction of the conditions to closing of the Arrangement in a timely manner and completion of the Arrangement on the expected terms, the expected adherence to the terms of the Arrangement Agreement and agreements related to the Arrangement Agreement, the adequacy of our and Hecla's financial resources, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **6** | P a g e
Canada